SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A 10 3
(CUSIP Number)

Leonard M. Tannenbaum
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
(203) 681-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,652,953

	8.	Shared Voting Power 8,400,570

	9.	Sole Dispositive Power 14,652,953

	10.	Shared Dispositive Power 8,400,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,053,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.35%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes Amendment No. 5 to the Schedule 13D by Fifth Street Holdings L.P. on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016 and March 7, 2017. This Schedule 13D/A also constitutes Amendment No. 7 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016 and March 7, 2017.

Item 4.	Purpose of Transaction

Item 4 is amended by inserting the following sentence at the end of Paragraph 1:

Notwithstanding the foregoing, as of the date hereof, Mr. Tannenbaum intends to engage in additional acquisitions of Shares through one or more accounts over which he has beneficial ownership for purposes of Section 13 of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 outstanding Shares as of February 16, 2017, as reported in the Issuer’s definitive proxy statement on Schedule 14A as filed on February 21, 2017. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 12,278,720 Shares are held by him directly; (ii) 1,251,952 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), an organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, for which Mr. Tannenbaum serves as the President and (iii) 1,122,281 shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 8,399,520 are directly held by FSH. Of the Shares over which FSAM and FSH have shared voting and dispositive power, all are directly held by FSH.

(c) Schedule B sets forth all transactions by the Reporting Persons with respect to Shares since the most recent filing by the Reporting Persons on Schedule 13D, which was made on March 7, 2017.

(d) The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,251,952 Shares beneficially owned by Mr. Tannenbaum. Building LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,122,281 Shares beneficially owned by Mr. Tannenbaum. FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 8,399,520 Shares beneficially owned by Mr. Tannenbaum and FSAM. To Mr. Tannenbaum’s knowledge, Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares that are beneficially owned by Mr. Tannenbaum.

Item 6.	Interest in Securities of the Issuer

Item 6 is amended and supplemented as follows:

On March 10, 2017, each of Mr. Tannenbaum and FSAM terminated its Sales Plan with MSSB with immediate effect. No sales were effected under either Sales Plan.

Schedule B

All transactions were effected in the open market and the price per share includes commissions paid.

Name	Type of Transaction	Date of Transaction	Amount of Securities	Price per Share
Leonard M. Tannenbaum Foundation	Purchase	March 7, 2017	245,000	$4.37	(1)

Leonard M. Tannenbaum Foundation	Purchase	March 8, 2017	65,000	$4.37	(2)

Leonard M. Tannenbaum	Purchase	March 9, 2017	205,169	$4.37	(3)

(1) The sales were executed in multiple transactions ranging from $4.34 to $4.42. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(2) The purchases were executed in multiple transactions ranging from $4.34 to $4.39. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(3) The purchases were executed in multiple transactions ranging from $4.33 to $4.39. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer